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SECUR 09059548 IISSION

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SEC Mail Processing Section
MAR 03 2009
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

RCS Equities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Commerce Street, Suite 740
(No. and Street)

Nashville (City) TN (State) 37219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill McGugin (615) 467-7600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road, Suite 200 (Address) Nashville (City) TN (State) 37209 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Bill McGugin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RCS Equities, LLC, as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

William A. McGugin
Signature

President / CEO
Title

Lee Campbell
Notary Public

LEE CAMPBELL STATE OF TENNESSEE NOTARY PUBLIC SUMNER COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KraftCPAs
PLLC

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Board of Managers
RCS Equities, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of RCS Equities, LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RCS Equities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
February 23, 2009

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

RCS EQUITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$	21,947
Interest receivable		162
Certificate of deposit		10,000
TOTAL ASSETS	$	32,109

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable to member	$	5,183
MEMBER'S EQUITY		26,926
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	32,109

The accompanying notes are an integral part of the financial statements.

RCS EQUITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commissions	$ 29,500
EXPENSES	
Compensation and benefits	44,052
Professional fees	11,608
Occupancy	8,007
Other	19,572
TOTAL EXPENSES	83,239
OPERATING LOSS	(53,739)
OTHER INCOME	
Interest income	501
NET LOSS	$ (53,238)

The accompanying notes are an integral part of the financial statements.

RCS EQUITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

BALANCE - JANUARY 1, 2008	$	20,164
Capital contributions by member		60,000
Net loss for the year		(53,238)
BALANCE - DECEMBER 31, 2008	$	26,926

The accompanying notes are an integral part of the financial statements.

RCS EQUITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES	
Net loss	$ (53,238)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in interest receivable	22
Increase in accounts payable	(4,491)
Total Adjustments	(4,469)
NET CASH USED IN OPERATING ACTIVITIES	(57,707)
NET CASH PROVIDED BY FINANCING ACTIVITIES	
Capital contribution by member	60,000
NET INCREASE IN CASH	2,293
CASH - BEGINNING OF YEAR	19,654
CASH - END OF YEAR	$ 21,947

The accompanying notes are an integral part of the financial statements.

NOTE 1 - NATURE OF OPERATIONS

RCS Equities, LLC (the "Company"), a Delaware limited liability company, engages in the private placement of preferred stock of real estate investment trusts. The Company is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's office is located in Nashville, Tennessee. The Company is wholly-owned by REIT Investment Group, LLC, a Delaware limited liability company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Revenue and related clearing expenses from securities transactions are recorded on the trade date. All of the Company's trading activities are executed through written subscription agreements between investment issuers and investors.

Income taxes

The Company is a single member limited liability company, which is a disregarded entity for federal income tax purposes. Consequently, all federal tax effects of the Company's income, gains and losses are passed through to the member, and the Company is only liable for state income tax based on the portion of its taxable income that is not self-employment income as provided under applicable state law. State income taxes are provided as required and are accounted for using the asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for state income tax is equal to the tax currently payable plus or minus the change during the period in deferred income tax assets and liabilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent accounting pronouncement

In July 2006, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adopting FIN 48, the Company will continue to evaluate uncertain tax positions and related income tax contingencies under SFAS No. 5, *Accounting for Contingencies*. SFAS No. 5 requires annual accrual for losses that are considered probable and can be reasonably estimated.

NOTE 3 - INCOME TAXES

Deferred state income taxes are provided for temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. Deferred income tax assets result primarily from the following at December 31, 2008:

	Current	Long-term	Total
Deferred tax assets:			
Start-up costs	$ 95	$ 1,331	$ 1,426
State net operating loss carryforward	-	3,550	3,550
Total deferred tax assets	95	4,881	4,976
Less: valuation allowance	(95)	(4,881)	(4,976)
	$ -	$ -	$ -

At December 31, 2008, the Company had net operating loss carryforwards available to reduce future taxable income of approximately $55,000 for state income tax purposes. These carryforwards begin to expire in 2023. Management has established a valuation allowance to reduce deferred tax assets to a carrying value of zero.

NOTE 4 - RELATED PARTY TRANSACTIONS

Accounts payable to the member totaled $5,183 at December 31, 2008.

The Company has entered into an expense sharing agreement with REIT Capital Services, LLC, which has been approved by FINRA. Under the terms of this agreement, the Company pays 25% of various shared expenses, including rent, utilities, salaries, and other. Fees paid by the Company to the affiliate for services rendered amounted to $53,846 during 2008.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital as defined of $26,926, which was $21,926 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.19 to 1 as of December 31, 2008.

SUPPLEMENTAL SCHEDULES

RCS EQUITIES, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2008

Net Capital	
Total member's equity from the Statement of Financial Condition	$ 26,926
Deductions and/or charges:	
Nonallowable assets from the Statement of Financial Condition:	-
Net capital before haircuts on securities positions	26,926
Haircuts on securities	-
Net Capital	$ 26,926
Aggregate indebtedness	
Accounts payable to member	$ 5,183
Total aggregate indebtedness	$ 5,183
Computation of Basic Net Capital Requirement	
Net capital requirement	$ 5,000
Excess net capital	$ 21,926
Excess net capital at 1000%	$ 26,408
Percentage of aggregate indebtedness to net capital	19 %

RCS EQUITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2008

The Company is exempt from the requirements of Rule 15c3-3 under Section k(2)(i) of the Rule.

RCS EQUITIES, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2008

The Company is exempt from the requirements of Rule 15c3-3 under Section k(2)(i) of the Rule.

RCS EQUITIES, LLC

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

AS OF DECEMBER 31, 2008

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II (unaudited Focus report)	$ 26,926
Net audit adjustments	-
Net capital per audit	$ 26,926

RCS EQUITIES, LLC

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

DECEMBER 31, 2008

Not applicable.

RCS EQUITIES, LLC

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE DECEMBER 31, 2007

DECEMBER 31, 2008

None

KraftCPAs PLLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Managers
RCS Equities, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements of RCS Equities, LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KraftCPAs PLLC

Nashville, Tennessee
February 23, 2009

RCS EQUITIES, LLC

NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES,
AND
INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2008

RCS EQUITIES, LLC

NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTAL SCHEDULES, AND INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2008

CONTENTS